James Stevens 404.885.3721 telephone 404.885.3900 facsimile james.stevens@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

June 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief

Re:	Fidelity Southern Corporation Registration Statement on Form S-3 Filed May 5, 2017 File No. 333-217748

Dear Mr. Anagnosti:

On behalf of our client, Fidelity Southern Corporation (the “Company,” “we,” “us” or “our”), we have set forth herein the Company’s response to the comments contained in the comment letter, dated May 26, 2017 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), as well as comments given in a subsequent telephone conversation with the Staff on May 26, 2017, with respect to the Registration Statement on Form S-3 filed by the Company on May 5, 2017 (File No. 333-217748) (the “Registration Statement”). Responses number 1 and number 2 respond to the comments given in the Comment Letter, and responses number 3 and number 4 respond to the oral comments given via telephone.

For your convenience, we have set forth each comment from the Comment Letter and telephone conversation in bold typeface and have included the Company’s response below it.

Description of Warrants, page 9

1.	We note disclosure that your warrants may be issued independently or together with common stock, preferred stock, or units. To the extent that you intend to offer units as part of this registration statement, please register them as separate securities, and provide a description of their terms in accordance with Item 202(d) of Regulation S-K. Please have counsel revise its legal opinion to opine on the legality of the units.

Atlanta    BEIJING    CHARLOTTE    Chicago    Hong Kong    New York    Orange County    Portland    RAleigh
Richmond    San Diego    San francisco    Shanghai    Tysons Corner    Virginia Beach    Washington, DC

Mr. Era Anagnosti

United States Securities and Exchange Commission

June 6, 2017

Response

The Company does not intend to offer units as part of the Registration Statement. All references to the offering of units have been removed from the Registration Statement.

Description of Debt Securities, page 10

2.	Please expand the description of the material terms of the debt securities, to also include the type of events that constitute a default. For guidance, refer to Item 9 of Form S-3 and Item 202(b)(6) of Regulation S-K.

Response

The Company has expanded the description of the material terms of the debt securities in the “Description of Debt Securities” section beginning on page 10 to include the type of events that constitute a default.

Where You Can Find Additional Information About Fidelity And Documents Included With This Prospectus, page 13

3.	Please expressly incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

Response

The Company has expanded the “Where You Can Find Additional Information About Fidelity And Documents Included With This Prospectus” section on page 13 to expressly incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

Exhibit Index

4.	Please revise the footnote to Exhibit 25.1 to reflect the filing of Form T-1 under the electronic form type “305B2”.

Response

The Company has revised the footnote to Exhibit 25.1 in the Exhibit Index to indicate that the required Statement of Eligibility of Form T-1 of Trustee will be filed, if necessary, separately under the electronic form type “305B2” pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

Mr. Era Anagnosti

United States Securities and Exchange Commission

June 6, 2017

In preparing our response to the Staff’s comments, the Company acknowledges that:

•       should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions about the Registration Statement or this response letter. I can be reached at (404) 885-3721. Thank you.

Sincerely,

/s/ James Stevens

James Stevens

cc:	Stephen H. Brolly